Exhibit 99.1

NEWS RELEASE

Endeavour Resolves Illegal Work Stoppage at El Cubo Lease Facilities
______________________________________________________________________________

Vancouver, Canada – October 10, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announces that the illegal work stoppage that blocked Company management and subsidiaries personnel from accessing certain facilities held under lease near the El Cubo mine located in the state of Guanajuato, Mexico has now been resolved.

The workers involved have ceased their work stoppage and blockade and agreed to go back to work on the afternoon shift today.

Company management and representatives from the Mexican Ministry of Labour met with the non-union workers blocking the Las Torres leased assets late yesterday and heard their complaints.  Most of their issues related the recent abrupt actions of their previous employer, an employment outsourcing company used by the previous owner of El Cubo, Aurico Gold, which put their jobs and their accrued benefits at risk.

In order to make the month-end payroll and protect workers’ jobs, Endeavour quickly arranged for another services company to assume responsibility for the workers accrued benefits and provide employment for the workers at the Las Torres leased assets.  Endeavour’s subsidiary, Compania Minera del Cubo, intends to fully uphold its legal rights with regard to the actions of that employment outsourcing company.

Bradford Cooke, CEO and Director, commented, “I would like to congratulate our operations and legal teams and the Mexican Ministry of Labour for moving quickly to resolve a labour issue caused by the irresponsible actions of an employment outsourcing company.  Endeavour Silver’s approach towards and record of labour relations is one of respectful discussion and peaceful resolution.”

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Manager, Corporate Communications
Toll free at 877-685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com